Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[MEADVILLE ANNOUNCEMENT OF DECEMBER 8, 2009 SUBMITTED TO THE STOCK
EXCHANGE OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Company announces that ING Bank N.V. has been appointed as the IFA to advise in respect of the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal, and the appointment has been approved by the IBC.
Reference is made to the announcement jointly issued by Top Mix Investments Limited, TTM Technologies, Inc., TTM Hong Kong Limited and Meadville Holdings Limited (the “Company”) on 16 November 2009 in relation to the Proposal (the “Announcement”). Terms defined in the Announcement have the same meaning when used in this announcement unless the context otherwise requires.
The Company is pleased to announce that, pursuant to Rule 2.1 of the Takeovers Code and Listing Rule 13.39(7), ING Bank N.V. (“ING”) has been appointed as the IFA. ING is a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities.
The appointment of ING by the Company has been approved by the IBC, and the IFA will advise the IBC in respect of the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal.
A copy of the letter of advice from the IFA to the IBC will be included in the Circular containing, among other things, further details of the Proposal, to be despatched to the Shareholders in compliance with the requirements of the Takeovers Code and Listing Rules.
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Announcement being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.

By Order of the Board
Meadville Holdings Limited

Tang Chung Yen, Tom

Executive Chairman and
Group Managing Director
Hong Kong, 8 December 2009
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
As at the date of this announcement, the Meadville Directors are:
Executive Directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice
Independent Non-Executive Directors: Mr. Lee, Eugene, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.

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